Highlights

Economic growth accelerated in 2024 (1.4%), after slowing sharply in 2023 (0.6%). In addition, inflation moderated to 2.3% in 2024, from 4.5% in 2023.

Recent economic trends have a positive impact on tax revenue, particularly revenue from personal income tax and consumption taxes. Furthermore, the increase in Santé et Services sociaux portfolio expenditures and infrastructure investments partly offsets the rise in revenue. As a result, the accounting deficit1 forecast for 2024-2025 is adjusted downward by $677 million compared to the forecast in the fall 2024 Update on Québec's Economic and Financial Situation, and now stands at $8.1 billion (1.3% of GDP). Taking into account deposits of dedicated revenues in the Generations Fund of $2.4 billion, the budgetary deficit within the meaning of the Balanced Budget Act amounts to $10.4 billion (1.7% of GDP).

▪ The $750-million contingency reserve included in the fall 2024 Update on Québec's Economic and Financial Situation is fully utilized.

Revenues are expected to reach $155.2 billion for the full year, with expenditures of $163.3 billion.

The net debt burden will stand at 38.7%2 of GDP as at March 31, 2025.

As at March 5, 2025, the financing program is completed for fiscal 2024-2025, and $9.3 billion in pre-financing have been carried out.2,3

Note : These forecasts correspond to those published in the March 2025 budget.

(1) The deposits of dedicated revenues in the Generations Fund are presented under expenditures for illustrative purposes.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Including $2.4 billion deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $10.4 billion.

1. This is the operating surplus (deficit) as presented in the public accounts.

2. These are the same data as those published in the March 2025 budget.

3. Long-term borrowings contracted between April 1, 2024 and March 5, 2025.

Section 1: Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

Economic growth accelerated in 2024, after slowing sharply in 2023 (0.6%). For the first 11 months of 2024, compared to the corresponding period in 2023, real GDP by industry (at basic prices) grew by 1.1%. Growth for 2024 as a whole is forecast at 1.4%.

In 2024, the Consumer Price Index (CPI) in Québec rose by 2.3%. This represents a sharp slowdown in inflation compared to the previous year (4.5% in 2023).

▪ Annual inflation in Québec reached 1.8% in January 2025 (1.9% in Canada) and 2.0% in February 2025 (2.6% in Canada). It remains equal to or below 2.0% for the seventh consecutive month.

With its restrictive monetary policy producing results, the Bank of Canada made six consecutive policy rate cuts between June 2024 and January 2025, bringing it down from 5.00% to 3.00%.

▪ In March, the Bank of Canada further reduced its policy rate to 2.75%. Monetary easing is set to continue, with the policy rate expected to reach 2.50% by mid-2025.

In Québec, nominal GDP growth was 5.3% for the first three quarters of 2024, compared to the corresponding period in 2023 (5.0% in 2023).

In 2024, the labour market slowed down. Indeed, the unemployment rate rose from 4.6% in January 2024 to 5.3% in February 2025.

▪ Nevertheless, the unemployment rate remains historically low (5.3% on average in 2024), and the lowest among Canadian provinces (6.3% in Canada). In addition, the employment rate for people aged 15 to 64 in Québec (77.3% in 2024), is the highest in the country (74.7% in Canada).

Wages and salaries grew by 5.6% in 2024 (5.2% in 2023), boosted by retroactive pay rises in the public and parapublic sectors.

High interest rates and the moderation in the labour market are affecting household consumption expenditures. The value of household expenditures grew by 4.5% for the first three quarters of 2024, compared to the corresponding period in 2023 (5.8% in 2023).

The net operating surplus of corporations was up 2.0% for the first three quarters of 2024, compared to the corresponding period in 2023 (1.6% in 2023).

(1) Data from the economic accounts published on December 20, 2024 by the Institut de la statistique du Québec.

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Summary of results and financial outlook

for 2024-2025

> Results as at December 31, 2024

For the first nine months of 2024-2025, the accounting deficit stood at $2.3 billion. This is a deterioration of $1.4 billion compared with the same period the previous year.

This result is due to the following factors:

▪ revenues of $113.6 billion, up 5.5% compared with the same period last year. This increase is mainly due to higher tax revenues, stimulated by favourable changes in economic activity, in particular wages and salaries. However, the increase in tax revenues is offset by lower federal transfers from equalization;

▪ expenditures of $115.9 billion, up 6.8% compared with the same period last year. This growth is largely attributable to portfolio expenditures (7.4%), in particular in health and social services and education.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues in the Generations Fund of $1.8 billion, stood at $4.1 billion.

Summary of results as at December 31, 2024 and budgetary outlook for 2024-2025
(unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue	84 837	91 133	6 296	7.4	121 584	6.0	2 961	124 545	8.6
Federal transfers	22 800	22 428	−372	−1.6	31 042	0.5	−406	30 636	−0.8
Total revenue	107 637	113 561	5 924	5.5	152 626	4.9	2 555	155 181	6.6
Portfolio expenditures	−100 982	−108 418	−7 436	7.4	−150 703	6.5	−2 703	−153 406	8.4
Debt service	−7 542	−7 447	95	−1.3	−9 928	−0.5	75	−9 853	−1.3
Total expenditure	−108 524	−115 865	−7 341	6.8	−160 631	6.0	−2 628	−163 259	7.7
Contingency reserve	-	-	-	-	−750	-	750	-	-
ACCOUNTING SURPLUS (DEFICIT)(2)	−887	−2 304	−1 417	-	−8 755	-	677	−8 078	-
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−1 377	−1 795	−418	-	−2 243	-	−111	−2 354	-
BUDGETARY BALANCE(3)	−2 264	−4 099	−1 835	-	−10 998	-	566	−10 432	-
(1) These forecasts correspond to those published in the March 2025 budget.
(2) This is the operating surplus (deficit) as presented in the public accounts.
(3) Budgetary balance within the meaning of the Balanced Budget Act.

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> Budgetary outlook for 2024-2025

Based on the change in economic activity in 2024 and results as at December 31, 2024, the expected accounting deficit for 2024-2025 is adjusted downward by $677 million from the forecast in the fall 2024 Update on Québec's Economic and Financial Situation, to $8.1 billion.

Revenues are adjusted upward by $2.6 billion since the publication of the fall 2024 Update on Québec's Economic and Financial Situation. They thus stand at $155.2 billion, with annual growth of 6.6%.

▪ Own-source revenue is adjusted upward by $3.0 billion due to changes in the economic situation, in particular higher personal income tax and consumption tax revenues, and the amounts the Québec government will receive to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

▪ Federal transfers are adjusted downward by $406 million. One reason for this decrease is the pace of realization of federally funded infrastructure projects.4

Expenditures are adjusted upward by $2.6 billion since the publication of the fall 2024 Update on Québec's Economic and Financial Situation. They thus stand at $163.3 billion and represent annual growth of 7.7%.

▪ Portfolio expenditures are adjusted upward by $2.7 billion. This adjustment is due to higher-than-expected expenditures in the Santé et Services sociaux portfolio and in infrastructure investments, particularly in public transit, as well as to the change related to sustainable losses in value and the adjusted provisions for losses of the Economic Development Fund.

▪ Debt service is adjusted downward by $75 million due to lower-than-expected short-term interest rates.

In addition, the $750-million contingency reserve set out in the fall 2024 Update on Québec's Economic and Financial Situation is fully utilized.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues in the Generations Fund of $2.4 billion, stands at $10.4 billion.

> Additional information

The net debt burden is expected to stand at 38.7% of GDP as at March 31, 2025, the same level as in the March 2025 budget.

4. Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Own-source revenue

> Results as at December 31, 2024

As at December 31, that is, for the first nine months of 2024-2025, own-source revenue amounted to $91.1 billion. This represents an increase of $6.3 billion (7.4%) compared with the same period the previous year.

Tax revenue rose by $5.2 billion (7.7%), to $72.8 billion, due in particular to increases:

▪ of $2.6 billion (8.1%) in personal income tax, attributable in particular to the 5.6% growth in wages and salaries in 2024 and to the effect of harmonization with certain measures proposed in the April 2024 federal budget, in particular, the increase in the capital gains inclusion rate;5

▪ of $426 million (6.8%) in contributions for health services, due in particular to the 5.6% growth in wages and salaries in 2024;

▪ of $1.3 billion (16.8%) in corporate taxes, due in part to the 2.0% growth in the net operating surplus of corporations in the first three quarters of 2024 and to the effect of harmonization with certain measures proposed in the April 2024 federal budget, in particular, the increase in the capital gains inclusion rate;5

▪ of $35 million (4.1%) in school property tax, due to changes in the amount for financing local needs, which considers the projected growth in student population and in the cost of goods and services funded by the school property tax;

▪ of $923 million (4.3%) in consumption taxes, mainly attributable to the 4.5% growth in household consumption in the first three quarters of 2024.

5. Despite the postponement of its implementation to January 1, 2026, the harmonization of capital gains taxation with that of the federal system resulted in transactions initially scheduled for 2025 and 2026 being brought forward.

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Other own-source revenue rose by $1.1 billion (7.9%) to $15.2 billion, due to the increase:

▪ of $19 million (0.5%) in duties, permits and royalties, due in particular to favourable changes in revenue from driver's licence and registration fees;

▪ of $1.1 billion (11.0%) in miscellaneous revenue, due in part to the increase in income from the Generations Fund, revenue from the sale of goods and services, and interest income related to tax debts administered by Revenu Québec.

Revenue from government enterprises fell by $22 million (−0.7%), to $3.1 billion.

▪ This change is mainly attributable to a decrease in Hydro-Québec's results, due in particular to the increase in its operating expenses, which is partly due to the growth in expenditures related to activities aimed at improving service quality and reliability.

▪ This decrease is partially offset by the increase in Loto-Québec's results, due in particular to an increase in revenue generated by the casino sector.

Own-source revenue (unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Income and property taxes
− Personal income tax	31 600	34 157	2 557	8.1	44 990	7.5	469	45 459	8.6
− Contributions for health services	6 311	6 737	426	6.8	8 825	3.4	133	8 958	5.0
− Corporate taxes	7 464	8 720	1 256	16.8	12 868	12.9	120	12 988	13.9
− School property tax	859	894	35	4.1	1 206	4.9	−26	1 180	2.6
Consumption taxes	21 338	22 261	923	4.3	27 523	1.6	446	27 969	3.3
Tax revenue	67 572	72 769	5 197	7.7	95 412	6.0	1 142	96 554	7.2
Duties, permits and royalties	4 086	4 105	19	0.5	6 065	3.0	−145	5 920	0.5
Miscellaneous revenue	10 017	11 119	1 102	11.0	14 778	9.4	1 887	16 665	23.4
Other own-source revenue	14 103	15 224	1 121	7.9	20 843	7.5	1 742	22 585	16.5
Total own-source revenue excluding revenue from government enterprises	81 675	87 993	6 318	7.7	116 255	6.2	2 884	119 139	8.9
Revenue from government enterprises	3 162	3 140	−22	−0.7	5 329	1.7	77	5 406	3.1
TOTAL	84 837	91 133	6 296	7.4	121 584	6.0	2 961	124 545	8.6
(1) These forecasts correspond to those published in the March 2025 budget.

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> Budgetary outlook for 2024-2025

Own-source revenue is forecast to stand at $124.5 billion in 2024-2025 (annual growth of 8.6%). This represents an upward adjustment of $3.0 billion compared to the forecast in the fall 2024 Update on Québec's Economic and Financial Situation.

Tax revenue is adjusted upward by $1.1 billion in 2024-2025. This adjustment is primarily due to:

▪ the upward adjustment of $469 million in personal income tax and of $133 million in contributions for health services, due to higher-than-expected tax revenue from source deductions;

▪ the $120-million upward adjustment in corporate taxes, due to the 5.7-percentage point upward adjustment in the growth of the net operating surplus of corporations in 2024;

▪ the $26-million downward adjustment in the school property tax, due to changes in the cost of goods and services funded by the school property tax;

▪ the $446-million upward adjustment in consumption taxes due, in particular, to the upward adjustment of residential construction investment by 2.8 percentage points in 2024.

Other own-source revenue is adjusted upward by $1.7 billion in 2024-2025. This adjustment is primarily due to:

▪ the $145-million reduction in duties, permits and royalties, due to the downward adjustment in revenue from the auction of GHG emission allowances;

▪ the $1.9-billion increase in miscellaneous revenue due, in particular, to amounts that the Québec government will receive to offset smoking-related health care costs under the plan of arrangement between the tobacco companies and their creditors.

Revenue from government enterprises is adjusted upward by $77 million, largely due to an increase in revenue from Hydro-Québec, mainly resulting from the higher value of electricity sales in Québec.

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Composition of own-source revenue

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is, personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

  Changes in own-source revenue generally reflect changes in economic activity in Québec and modifications in the tax system.

Own-source revenue also includes other sources of revenue:

  Duties, permits and royalties, in particular revenue from the carbon market;
  miscellaneous revenue, such as revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

  Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at December 31, 2024 (billions of dollars and percentage of total own-source revenue)

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Revenue

Federal transfers

> Results as at December 31, 2024

As at December 31, for the first nine months of 2024-2025, federal transfers totalled $22.4 billion. This represents a decrease of $372 million (−1.6%) compared with the same period the previous year. This change is explained, among other things, by a decrease in equalization resulting from changes made by the federal government to this program as part of its March 2023 budget

▪ These changes mainly concern the estimate of provincial fiscal capacity for the non-residential property tax base.

Federal transfers (unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Equalization	10 528	9 987	−541	−5.1	13 316	−5.1	-	13 316	−5.1
Health transfers	6 608	6 301	−307	−4.6	8 547	−1.9	−122	8 425	−3.3
Transfers for post-secondary education and other social programs	1 125	992	−133	−11.8	1 323	−8.8	27	1 350	−7.0
Other programs	4 539	5 148	609	13.4	7 856	17.7	−311	7 545	13.1
TOTAL	22 800	22 428	−372	−1.6	31 042	0.5	−406	30 636	−0.8

(1) These forecasts correspond to those published in the March 2025 budget.

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> Budgetary outlook for 2024-2025

Federal transfers total $30.6 billion (−0.8% annual change) in 2024-2025. This represents a downward adjustment of $406 million compared to the forecast in the fall 2024 Update on Québec's Economic and Financial Situation, due in part to the pace of realization of federally funded infrastructure projects.6

Composition of federal transfer

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements

These revenues mainly come from

▪ the equalization program;

▪ the Canada Health Transfer (CHT);

▪ the Canada Social Transfer (CST);

▪ other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at December 31, 2024 (billions of dollars and percentage of total revenue from federal transfers)

6. Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

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Expenditure

Portfolio expenditures and debt service

> Results as at December 31, 2024

As at December 31, that is, for the first nine months of 2024-2025, expenditure totalled $115.9 billion. This represents an increase of $7.3 billion (6.8%) compared with the same period the previous year.

Portfolio expenditures rose by $7.4 billion (7.4%) to $108.4 billion. In addition to the expected change in costs related to the delivery of public services, the growth observed as at December 31, 2024 can be explained by these factors:

▪ expenditure in the Santé et Services sociaux portfolio increased by $2.6 billion (5.8%) to $47.6 billion. This increase is due in particular to changes in compensation and expenditures related to drugs;

▪ expenditure in the Éducation portfolio increased by $2.5 billion (17.7%) to $16.8 billion. This increase is due to changes in the remuneration of staff at school service centres and school boards, resulting from salary indexations and staff increases to meet rising student numbers;

▪ expenditure in the Enseignement supérieur portfolio increased by $504 million (6.7%) to $8.0 billion. This increase results in particular from the funding of new infrastructure at private universities, as well as from changes in the remuneration of higher education staff, resulting from salary indexations;

▪ expenditure in the Famille portfolio increased by $448 million (7.2%) to $6.6 billion. This increase  is due in particular to increased funding for childcare centre (CPE) infrastructure and an increase in the Family Allowance;

▪ expenditure in the Transports et Mobilité durable portfolio decreased by $87 million (−1.8%) to $4.7 billion. This decrease stems in particular from non-recurring subsidies granted in 2023-2024 to support public transit;

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▪ expenditure in the Emploi et Solidarité sociale portfolio rose by $35 million (0.8%) to $4.3 billion. This increase is mainly due to increased spending on last-resort financial assistance programs;

▪ expenditure in the Affaires municipales et Habitation portfolio increased by $303 million (11.9%) to $2.8 billion. This increase is attributable, among other things, to higher costs for municipal infrastructure and social housing projects;

▪ expenditure in the Économie, Innovation et Énergie portfolio rose by $446 million (17.1%) to $3.1 billion. This increase is due in particular to the increase in the tax credit for the development of e-business, and to the change related to sustainable losses in value and the adjusted provisions for losses of the Economic Development Fund;

▪ expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs increased by $352 million (30.8%) to $1.5 billion. This change is explained in particular by the increase in subsidies for the Roulez vert program due to the significant rise in sales of new electric vehicles;

▪ expenditure in other portfolios rose by $311 million (2.5%) to $13.0 billion.

Debt service expenditure fell by $95 million (−1.3%) to $7.4 billion. This decrease is due, in particular, to the non-recurrence of losses on the disposal of assets recorded in 2023-2024 as part of the investment activities of the Sinking Fund for Government Borrowing.

Expenditure (unaudited data, millions of dollars, year-over-year change)
	April to December				Forecast for fiscal 2024-2025
					Fall 2024 update		New estimate(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Santé et Services sociaux	45 025	47 632	2 607	5.8	62 807	3.0	789	63 596	4.3
Éducation	14 236	16 753	2 517	17.7	22 537	12.4	479	23 016	14.7
Enseignement supérieur	7 499	8 003	504	6.7	11 050	5.5	31	11 081	5.8
Famille	6 184	6 632	448	7.2	8 554	−4.1	130	8 684	−2.6
Transports et Mobilité durable	4 827	4 740	−87	−1.8	7 060	5.4	511	7 571	13.0
Emploi et Solidarité sociale	4 258	4 293	35	0.8	5 754	0.5	42	5 796	1.2
Affaires municipales et Habitation	2 539	2 842	303	11.9	5 324	8.3	−178	5 146	4.7
Économie, Innovation et Énergie	2 612	3 058	446	17.1	4 012	4.8	846	4 858	26.8
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1 144	1 496	352	30.8	2 462	1.3	−27	2 435	0.2
Other portfolios	12 658	12 969	311	2.5	21 143	20.8	80	21 223	21.3
Portfolio expenditures	100 982	108 418	7 436	7.4	150 703	6.5	2 703	153 406	8.4
Debt service	7 542	7 447	−95	−1.3	9 928	−0.5	−75	9 853	−1.3
TOTAL	108 524	115 865	7 341	6.8	160 631	6.0	2 628	163 259	7.7

(1) These forecasts correspond to those published in the March 2025 budget.pditure

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> Budgetary outlook for 2024-2025

Expenditures are expected to stand at $163.3 billion in 2024-2025 (7.7% annual growth). This represents an upward adjustment of $2.6 billion compared to the forecast in the fall 2024 Update on Québec's Economic and Financial Situation.

▪ Portfolio expenditures are adjusted upward by $2.7 billion to $153.4 billion (annual growth of 8.4%). This adjustment is due to higher-than-expected expenditures in the Santé et Services sociaux portfolio and in infrastructure investments, particularly in public transit, as well as to the change related to sustainable losses in value and the adjusted provisions for losses of the Economic Development Fund.

▪ Debt service is adjusted downward by $75 million, to $9.9 billion (annual growth of −1.3%). This adjustment is due to lower-than-expected short-term interest rates.

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Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

▪ Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

▪ program expenditures;

▪ expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

▪ tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2024-2025, there are 25 ministerial portfolios. The three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for a little more than 64% of annual portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

Expenditure as at December 31, 2024 (billions of dollars and percentage of total expenditure)

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Section 3: Additional Information

Debt

As at March 31, 2025, Québec's net debt will stand at $235.8 billion, or 38.7% of GDP. Compared to the fall 2024 Update on Québec's Economic and Financial Situation, this represents a downward adjustment in the net debt of 0.3 percentage points, due in particular to the lower-than-expected deficit and higher-than-expected nominal GDP growth in 2024.

Net debt as at March 31, 2025 (millions of dollars, unless otherwise indicated)
	Fall 2024 update	Adjustments	New estimate(1)
NET DEBT, BEGINNING OF YEAR	220 016	-	220 016
% OF GDP	38.0	-	38.0
Budgetary deficit (surplus)	8 755	−677	8 078
Capital investments	8 087	−59	8 028
Accounting adjustment	−296	-	−296
Total change	16 546	−736	15 810
NET DEBT, END OF YEAR	236 562	−736	235 826
% OF GDP	39.0	−0.3	38.7

(1) These forecasts correspond to those published in the March 2025 budget.

As at March 31, 2024, Québec's net debt burden stood at 38.0% of GDP, compared to the provincial average of 28.8%.7 Excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador, this average rises to 32.1%.

Net debt of governments in Canada as at March 31, 2024 (percentage of GDP)

(1) GDP weighted average.

(2) GDP weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.

Sources: Government's public accounts and Statistics Canada.

7. Provincial average as at March 31, 2023 was 28.6%.

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Net financial surpluses or requirements

For the period April to December 2024, net financial requirements amount to $19.0 billion and are attributable to:

▪ the $2.3-billion deficit resulting from the difference between government revenue and expenditure;

▪ the $2.8-billion financial requirements for investments, loans and advances, stemming in particular from an increase in the consolidation value of government enterprises8 and a rise in investments made by the Economic Development Fund and by Financement-Québec;

▪ the $6.9-billion financial requirements related to government capital investments, mainly due to investments of $10.9 billion, notably for the refurbishment and construction of schools and health care facilities. These investments are partially offset by amortization expenses of $4.0 billion;8

▪ the $2.2-billion financial requirement related to the liability for retirement plans and other employee future benefits, resulting from the payment of government employee benefits of $5.6 billion, offset by the net cost of the plans of $3.3 billion;8

▪ the $3.0-billion financial requirements from other accounts9, requirements stemming in particular from repayments pertaining to taxes and duties, as well as disbursements relating to expenses made in 2024-2025, but accounted for at the end of 2023-2024;

▪ the $1.8-billion financial requirement generated by deposits in the Generations Fund.

Net financial surpluses or requirements (unaudited data, millions of dollars)
April to December
	2023-2024	2024-2025
ACCOUNTING SURPLUS (DEFICIT)	−887	−2 304
Non-budgetary transactions
Investments, loans and advances	−3 589	−2 780
Capital investments	−5 489	−6 940
Retirement plans and other employee future benefits	−2 588	−2 190
Other accounts(1)	−2 281	−3 036
Deposits in the Generations Fund	−1 377	−1 795
Total non-budgetary transactions	−15 324	−16 741
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−16 211	−19 045

(1) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

8. These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

9. The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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Situation − Third Quarter of 2024‑2025	Page 16 | 23

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

▪ Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

▪ This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

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Financing program and borrowings

The financing program corresponds to long-term borrowings made, in particular, to repay maturing borrowings and to fund the government's capital investments. For 2024-2025, the program amounts to $36.7 billion.10

As at March 5, 2025, as presented in the March 2025 budget, the financing program is completed for fiscal 2024-2025, and $9.3 billion in pre-financing have been carried out.11

▪ Conventional bonds in Canadian dollars are the main borrowing instrument used.

▪ Borrowings on foreign markets account for 34% of borrowings issued to date in 2024-2025.

Summary of long-term borrowings contracted in 2024-2025
Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	23 568	64.2
Savings products issued by Épargne Placements Québec	543	1.5
Green bonds	-	-
Immigrant investors(1)	3	-
Subtotal	24 114	65.7
OTHER CURRENCIES
U.S. dollar	7 761	21.1
Euro	1 866	5.1
Pound sterling	1 323	3.6
Australian dollar	1 212	3.3
Swiss franc	434	1.2
Subtotal	12 596	34.3
TOTAL	36 710	100.0
Note: Long-term borrowings issued between April 1, 2024 and March 5, 2025.
(1) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2024-2025
Currencies	$million
CANADIAN DOLLAR
Conventional bonds	7 500
Other	464
Subtotal	7 964
OTHER CURRENCIES
U.S. dollar	3 126
Others	903
Subtotal	4 029
TOTAL	11 993

Note: Long-term borrowing repayments from April 1 to December 31, 2024.

10. This is the financing program as presented in the March 2025 budget. 11. Long-term borrowings contracted between April 1, 2024 and March 5, 2025.

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Situation − Third Quarter of 2024‑2025	Page 18 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2024-2025

Results and budgetary outlook for 2024-2025 − Budgetary balance (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to December		Forecast for fiscal 2024-2025
			March 2024 budget		Fall 2024 update			New estimate(1)			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Revenue
Own-source revenue	91 133	7.4	120 904	4.7	680	121 584	6.0	2 961	124 545	8.6	3 641
Federal transfers	22 428	−1.6	29 397	−6.0	1 645	31 042	0.5	−406	30 636	−0.8	1 239
Subtotal - Revenue	113 561	5.5	150 301	2.4	2 325	152 626	4.9	2 555	155 181	6.6	4 880
Expenditure
Portfolio expenditures	−108 418	7.4	−147 815	4.6	−2 888	−150 703	6.5	−2 703	−153 406	8.4	−5 591
Debt service	−7 447	−1.3	−9 762	1.2	−166	−9 928	−0.5	75	−9 853	−1.3	−91
Subtotal - Expenditure	−115 865	6.8	−157 577	4.4	−3 054	−160 631	6.0	−2 628	−163 259	7.7	−5 682
Contingency reserve	-	-	−1 500	-	750	−750	-	750	-	-	1 500
ACCOUNTING SURPLUS (DEFICIT)(2)	−2 304	-	−8 776	-	21	−8 755	-	677	−8 078	-	698
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−1 795	-	−2 222	-	−21	−2 243	-	−111	−2 354	-	−132
BUDGETARY BALANCE(3)	−4 099	-	−10 998	-	-	−10 998	-	566	−10 432	-	566

(1) These forecasts correspond to those published in the March 2025 budget.
(2) This is the operating surplus (deficit) as presented in the public accounts.
(3) Budgetary balance within the meaning of the Balanced Budget Act.

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Appendix 1: Results and budgetary outlook for 2024-2025 (cont.)

Results and budgetary outlook for 2024-2025 - Revenue (level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to December		Forecast for fiscal 2024-2025
			March 2024 budget		Fall 2024 update			New estimate(1)			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue
Income and property taxes
− Personal income tax	34 157	8.1	44 952	6.0	38	44 990	7.5	469	45 459	8.6	507
− Contributions for health services	6 737	6.8	8 670	4.5	155	8 825	3.4	133	8 958	5.0	288
− Corporate taxes	8 720	16.8	12 116	6.3	752	12 868	12.9	120	12 988	13.9	872
− School property tax	894	4.1	1 310	15.2	−104	1 206	4.9	−26	1 180	2.6	−130
Consumption taxes	22 261	4.3	27 991	3.2	−468	27 523	1.6	446	27 969	3.3	−22
Subtotal - Tax revenue	72 769	7.7	95 039	5.2	373	95 412	6.0	1 142	96 554	7.2	1 515
Duties, permits and royalties	4 105	0.5	5 940	1.9	125	6 065	3.0	−145	5 920	0.5	−20
Miscellaneous revenue	11 119	11.0	14 507	2.8	271	14 778	9.4	1 887	16 665	23.4	2 158
Subtotal - Other own-source revenue	15 224	7.9	20 447	2.5	396	20 843	7.5	1 742	22 585	16.5	2 138
Total own-source revenue excluding revenue from government enterprises	87 993	7.7	115 486	4.7	769	116 255	6.2	2 884	119 139	8.9	3 653
Revenue from government enterprises	3 140	−0.7	5 418	4.3	−89	5 329	1.7	77	5 406	3.1	−12
Total own-source revenue	91 133	7.4	120 904	4.7	680	121 584	6.0	2 961	124 545	8.6	3 641
Federal transfers
Equalization	9 987	−5.1	13 316	−5.1	-	13 316	−5.1	-	13 316	−5.1	-
Health transfers	6 301	−4.6	8 554	−2.6	−7	8 547	−1.9	−122	8 425	−3.3	−129
Transfers for post-secondary education and other social programs	992	−11.8	1 351	−6.9	−28	1 323	−8.8	27	1 350	−7.0	−1
Other programs	5 148	13.4	6 176	−12.1	1 680	7 856	17.7	−311	7 545	13.1	1 369
Subtotal - Federal transfers	22 428	−1.6	29 397	−6.0	1 645	31 042	0.5	−406	30 636	−0.8	1 239
TOTAL REVENUE	113 561	5.5	150 301	2.4	2 325	152 626	4.9	2 555	155 181	6.6	4 880
(1) These forecasts correspond to those published in the March 2025 budget.

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Appendix 1: Results and budgetary outlook for 2024-2025 (cont.)

Results and budgetary outlook for 2024-2025 - Expenditure( level and adjustment in millions of dollars, percentage change compared to the same period last year)
	April to December		Forecast for fiscal 2024-2025
			March 2024 budget		Fall 2024 update			New estimate(1)			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Portfolio expenditures
Santé et Services sociaux	47 632	5.8	61 909	4.2	898	62 807	3.0	789	63 596	4.3	1 687
Éducation	16 753	17.7	22 364	9.3	173	22 537	12.4	479	23 016	14.7	652
Enseignement supérieur	8 003	6.7	11 060	3.5	−10	11 050	5.5	31	11 081	5.8	21
Famille	6 632	7.2	8 498	−2.6	56	8 554	−4.1	130	8 684	−2.6	186
Transports et Mobilité durable	4 740	−1.8	6 603	7.5	457	7 060	5.4	511	7 571	13.0	968
Emploi et Solidarité sociale	4 293	0.8	5 615	−2.2	139	5 754	0.5	42	5 796	1.2	181
Affaires municipales et Habitation	2 842	11.9	5 064	−4.9	260	5 324	8.3	−178	5 146	4.7	82
Économie, Innovation et Énergie	3 058	17.1	3 983	−4.4	29	4 012	4.8	846	4 858	26.8	875
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1 496	30.8	2 092	−5.7	370	2 462	1.3	−27	2 435	0.2	343
Other portfolios	12 969	2.5	20 627	11.7	516	21 143	20.8	80	21 223	21.3	596
Subtotal - Portfolio expenditures	108 418	7.4	147 815	4.6	2 888	150 703	6.5	2 703	153 406	8.4	5 591
Debt service	7 447	−1.3	9 762	1.2	166	9 928	−0.5	−75	9 853	−1.3	91
TOTAL EXPENDITURE	115 865	6.8	157 577	4.4	3 054	160 631	6.0	2 628	163 259	7.7	5 682

(1) These forecasts correspond to those published in the March 2025 budget.

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Appendix 2: Change in certain economic variables

Recent economic indicators in Québec (year-over-year percentage change, unless otherwise indicated)
	Nov. 2024	Deb. 2024	Jan. 2025	Feb. 2025	Quarters of 2024				2024
					Q1	Q2	Q3	Q4	Fcst.(1)	Obs.(2)
Real GDP by industry	−0.5	-	-	-	0.8	0.6	0.4	-	1.4	1.1
Job creation (thousands)	21.5	12.3	15.7	−3.4	−0.2	4.3	9.3	47.3	43.2	43.2
Unemployment rate (per cent)	5.9	5.6	5.4	5.3	4.8	5.3	5.6	5.8	5.3	5.3
Retail sales (in nominal terms)	0.0	3.8	−2.7	-	−1.3	0.4	1.8	2.4	1.8	1.8
Consumer price index(3)	1.5	1.6	1.8	2.0	3.4	2.7	1.7	1.6	2.3	2.3
Housing starts (thousands)	63.3	50.9	67.1	54.3	49.0	51.4	39.0	55.7	48.7	48.7
Real GDP	-	-	-	-	0.8	0.6	0.4	-	1.4	1.0
GDP (in nominal terms)	-	-	-	-	1.4	1.1	1.6	-	5.3	5.3
Household consumption (in nominal terms)	-	-	-	-	1.9	0.8	2.0	-	4.8	4.5
Wages and salaries (in nominal terms)	−1.7	0.9	-	-	2.2	0.7	2.5	1.4	5.6	5.6
Net operating surplus of corporations (in nominal terms)	-	-	-	-	−2.1	0.2	−2.2	-	0.4	2.0

(1) These forecasts correspond to those published in the March 2025 budget.
(2) Cumulative of available periods compared to the same period of the previous year.
(3) Change compared to the previous year.
Sources: Institut de la statistique du Québec, Statistics Canada and Canada Mortgage and Housing Corporation.

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> Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

> Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

> Publication date of next quarterly report

The Report on Québec's Financial Situation − Fourth Quarter of 2024-2025 will be published in June 2025.

For more information, contact the Direction des communications of the Ministère des Finances at info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances website at www.finances.gouv.qc.ca.

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